TATA

04010846

Fax No.001 202 2727050
File No.82-3768

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
D C 205 49

March 8, 2004

SUPPL

Dear Sirs,

Tata Motors Limited (formerly Tata Engineering and Locomotive Company Limited) "File No.82-3768" – Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Furnished herewith is the following information with respect to Tata Engineering and Locomotive Company Limited, a public company with limited liability incorporated under the laws of India, "File" No.82-3768 in compliance with the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers under Rule 12g3(b) under the Act :

"Re : <u>Raising of additional long term resources – US$ 500 Million</u>

Pursuant to clause 22 of the Listing Agreement with The Stock Exchange, Mumbai, a copy of the Press Release issued by the Company dated March 8, 2004 on the subject is attached herewith which is self-explanatory."

Please contact the undersigned in Mumbai at the below-mentioned address or by telephone at (91-22) 56657219 or by facsimile at (91-22) 56657260 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

dlo 3/25

Encl : a/a

d:nnr:stock:results:8-mar-04-stex-ltr

For immediate use **PRESS RELEASE**

Mumbai, March 8, 2004

RAISING OF ADDITIONAL LONG TERM RESOURCES – US$ 500 MILLION

The Board of Directors, at its meeting held on March 8, 2004, has *in principle* approved, subject to such other approvals as may be required, raising of additional long term resources upto US$ 500 million by issue of appropriate securities in the international markets, on terms to be decided by the Board/Committee of the Board in due course.

The said funds are being raised to meet the capital and product development expenditure related to Company's growth projects in its Commercial Vehicle Business Unit and Passenger Car Business Unit, refinancing its recent acquisition of Daewoo Commercial Vehicle Company in South Korea and for such other corporate purposes as may be permitted under applicable laws.

\- Ends –

Issued by:
V Krishnan
V. P. (Corporate Communications)
Tata Motors Limited
Phone: 56657209 E Mail: vkrishnan@tatamotors.com
www.tatamotors.com